UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CTRIP.COM INTERNATIONAL, LTD.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

22943F100**
(CUSIP Number)

MIH Internet SEA Private Limited
80 Raffles Place
#33-00 UOB Plaza 1
Singapore
048624
Attn: Marian Ho Wui Mee
+65 6885 3610

with a copy to:

Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
Attn: David Mercado
+44 207 453 1060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.◻

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number applies to the American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, each representing 0.125 ordinary shares, par value $0.01 per share (“Ordinary Shares”).  No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 22943F100

1	NAMES OF REPORTING PERSONS
MIH Internet SEA Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,108,831 Ordinary Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,108,831 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,108,831 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
The above calculation is based upon 73,548,672 issued and outstanding Ordinary Shares (excluding 2,929,123 treasury shares of the Issuer and 1,915,564 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s (as defined below) ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs, and including 4,108,831 Ordinary Shares issued to MIH Internet SEA Private Limited under the Share Purchase Agreement, as defined below), as of the Closing Date.

CUSIP No. 22943F100

1	NAMES OF REPORTING PERSONS
Naspers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,108,831 Ordinary Shares

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,108,831 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,108,831 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
The above calculation is based upon 73,548,672 issued and outstanding Ordinary Shares (excluding 2,929,123 treasury shares of the Issuer and 1,915,564 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s (as defined below) ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs, and including 4,108,831 Ordinary Shares issued to MIH Internet SEA Private Limited under the Share Purchase Agreement, as defined below), as of the Closing Date.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary shares, par value $0.01 per share (the “Ordinary Shares”), of Ctrip.com International, Ltd., a Cayman Islands exempted company (the “Issuer”).  The address of the principal executive offices of the Issuer is 968 Jin Zhong Road, Shanghai 200335, The People’s Republic of China.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This Statement on Schedule 13D is being filed jointly by MIH Internet SEA Private Limited, a limited liability company organized under the laws of Singapore (“MIH”), and Naspers Limited, a limited liability company organized under the laws of the Republic of South Africa (“Naspers” and, together with MIH, the “Reporting Persons”).

MIH is a 91.29% subsidiary of MIH B2C Holdings B.V., a private limited liability company organized under the laws of The Netherlands (“MIH B2C”).  MIH B2C is a wholly owned subsidiary of Myriad International Holdings B.V., a private limited liability company organized under the laws of The Netherlands (“Myriad”), which is a wholly owned subsidiary of MIH Holdings (Pty) Limited, a limited liability company organized under the laws of the Republic of South Africa, which is a wholly owned subsidiary of Naspers.  Naspers is a widely held company listed on the Johannesburg Stock Exchange.  Naspers, the aforementioned wholly owned subsidiaries of Naspers and MIH are collectively referred to herein as the “Naspers Entities”.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other Naspers Entities are set forth on Schedule A attached hereto and are incorporated herein by reference.  The principal business of the Naspers Entities is holding securities for investment in global technology businesses including in internet assets, ecommerce and media segments.  The principal business of MIH is holding securities for investment in the Issuer and certain other online businesses.

The name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such present principal occupation or employment is conducted, of each director and executive officer of the Naspers Entities (collectively referred to herein as the “Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule B hereto for the citizenship of the Directors and Officers.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As a result of the closing (the “Closing”) of the transactions contemplated under the share purchase agreement dated as of April 26, 2019 among the Issuer, MIH and MIH B2C (the “Share Purchase Agreement”) on August 30, 2019 (the “Closing Date”), the Reporting Persons became the beneficial owner of, in aggregate, 4,108,831 Ordinary Shares of the Issuer (the “Purchase Shares”).

The consideration for the Purchase Shares consisted in the sale by MIH to the Issuer of 1,130,556 ordinary shares, $0.0005 par value per share, and 42,638,206 Class B convertible ordinary shares, $0.0005 par value per share (the ordinary and Class B shares jointly referred to as the “Sale Shares”), of MakeMyTrip Limited, a limited liability company organized under the laws of Mauritius (“MakeMyTrip”).

The response set forth in Item 6 of this Statement on Schedule 13D is incorporated by reference in its entirety into this Item 3.

ITEM 4. PURPOSE OF TRANSACTION

MIH entered into the Share Purchase Agreement for strategic purposes.  The transfer of the Sale Shares to the Issuer in exchange for the issuance of the Purchase Shares is expected to allow the Issuer to enjoy a larger exposure to the India travel market and benefit from the growth of MakeMyTrip.  The Reporting Persons believe that continuing to support the Issuer and MakeMyTrip as a shareholder will create additional value for Naspers and its shareholders.

The Reporting Persons will routinely monitor and review a wide variety of considerations with respect to the Issuer, including, without limitation, the Issuer’s operations, assets, prospects and business development, its management and board of directors, its capital structure, its competitive position and strategic matters and general economic, financial market and industry conditions, and will also routinely monitor and review potential responses on the part of the Issuer to such considerations, including, without limitation, potential investment opportunities and strategies and potential strategic transactions.  The Reporting Persons have discussed, and expect to continue to discuss, any or all of these matters with representatives of the Issuer’s management or board of directors, with other shareholders of the Issuer and with other interested third parties.  The Reporting Persons may, as a result of this monitoring, review and discussions, acquire additional securities of the Issuer, sell securities of the Issuer or make proposals to the Issuer or other shareholders of the Issuer concerning the composition of the Issuer’s board of directors, potential strategic transactions involving the Issuer or purchases or sales of securities of the Issuer.  In addition, the Reporting Persons may respond to proposals from other shareholders of the Issuer or third parties concerning potential strategic transactions involving the Issuer.  MIH may also distribute or otherwise transfer Purchase Shares to its shareholders, to any of the Naspers Entities or to any of Naspers subsidiaries.

The responses set forth in Items 3 and 6 of this Statement on Schedule 13D are incorporated by reference in their entirety into this Item 4.

Except as discussed above, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, the persons listed in Schedule A or B, have any present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D promulgated under the Act.  However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
See Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(a).  MIH is the holder of record of the Purchase Shares.  Each of the Naspers Entities may be considered to beneficially own in aggregate 4,108,831 Ordinary Shares, representing 5.6% of the Issuer’s Ordinary Shares, by virtue of its direct and indirect ownership of all of the equity and voting power in MIH B2C and 91.29% of the equity and voting power in MIH.  The percentage of Ordinary Shares beneficially owned by the Naspers Entities is based upon 73,548,672 issued and outstanding Ordinary Shares (excluding 2,929,123 treasury shares of the Issuer and 1,915,564 Ordinary Shares issued to Bank of New York Mellon, the depositary of the Issuer’s ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s stock incentive plans and for the Issuer’s treasury ADSs, and including 4,108,831 Ordinary Shares issued to MIH Internet SEA Private Limited under the Share Purchase Agreement), as of the Closing Date.

(b)
As of the date hereof, and as a result of the Reporting Persons’ beneficial ownership, in aggregate, of 4,108,831 Ordinary Shares, the Reporting Persons are deemed to beneficially own, in aggregate, by reason of the provisions of Rule 13d-3 under the Act, 4,108,831 Ordinary Shares.  The number of Ordinary Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(b).  See Item 2 of this Statement on Schedule 13D for information on the Naspers Entities.

(c)	Except as reported in this Statement on Schedule 13D, there have been no transactions effected by the Reporting Persons with respect to any Ordinary Shares in the past 60 days.

(d)	MIH is currently the only person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchase Shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer, MIH and MIH B2C are parties to the Share Purchase Agreement, a copy of which is incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 26, 2019, regarding MakeMyTrip Limited (File No. 005-85619), and which is incorporated in its entirety into this Item 6.  In connection with the Share Purchase Agreement, the Issuer and MIH entered into a registration rights agreement, dated as of August 30, 2019 (the “Registration Rights Agreement”), a copy of which is attached to this Statement on Schedule 13D as Exhibit 99.2 hereto and is incorporated in its entirety into this Item 6.  Also in connection with the Share Purchase Agreement, the Issuer, MIH and Myriad entered into a cooperation agreement, dated as of August 30, 2019 (the “Cooperation Agreement” and, together with the Share Purchase Agreement and the Registration Rights Agreement, the “Agreements”), a copy of which is attached to this Statement on Schedule 13D as Exhibit 99.3 hereto and is incorporated in its entirety into this Item 6.

The Agreements have been included to provide investors with information regarding their terms.  It is not intended to provide any other factual information about the Reporting Persons, the Issuer or their respective subsidiaries or affiliates.  The representations, warranties and covenants contained in the Agreements were made only for purposes thereof and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.  Investors are not third-party beneficiaries under the Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.  Moreover, information concerning the subject matter of representations and warranties may change after the date of the Agreements, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

Except as described in this Statement on Schedule 13D and in the Agreements, which are incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Share Purchase Agreement

Purchase and Sale of the Purchase Shares.  As described above, the Share Purchase Agreement sets forth the terms and conditions pursuant to which MIH agreed to acquire the Purchase Shares in exchange for the sale of the Sale Shares to the Issuer and the Issuer agreed to acquire the Sale Shares in exchange for the issuance and delivery to MIH of the Purchase Shares.

MIH Lock-Up.  Among other provisions, the Share Purchase Agreement provides that, subject to exceptions described therein, MIH will not, and will cause its affiliates not to, sell, offer or contract to sell, pledge, lend or otherwise transfer or dispose of, directly or indirectly, more than 10% of the Purchase Shares, during the period commencing on the Closing Date and ending on the earlier of (i) 180 days following the Closing Date, (ii) the date on which the Issuer consummates specified transactions with an unaffiliated third party that results in all of the Issuer’s shareholders’ receiving cash, securities or other property in exchange for, or as a distribution representing all or substantially all the value of, their equity holdings in the Issuer and (iii) the date of commencement of a tender or exchange offer as a result of which unaffiliated third parties will beneficially own a majority of the voting securities of the Issuer or otherwise have the power to elect the majority of the members of the Issuer’s board of directors.

The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement.

Registration Rights Agreement

Piggyback and Demand Registration Rights.  The Purchase Shares are unlisted, not admitted to trading on any stock exchange and subject to, as described above, restrictions on transfer for a certain period of time after the Closing.  However, the Purchase Shares are registrable shares under the Registration Rights Agreement, pursuant to which the Issuer has agreed to provide certain piggyback registration rights and demand registration rights to MIH and its permitted transferees, subject to certain conditions and exceptions described in the Registration Rights Agreement.

Termination.  The Registration Rights Agreement will terminate (i) on the first date on which all Registrable Securities (as defined therein) have been sold pursuant to any registration thereunder or when all Equity Securities (as defined therein) cease to be Registrable Securities or (ii) upon the termination of the Cooperation Agreement pursuant to Section 4.2(a)(ii)(A) thereof.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

Cooperation Agreement

Standstill.  MIH agreed to comply, and cause its affiliates to comply, with certain standstill obligations described in the Cooperation Agreement, including not to purchase Ordinary Shares and as a result become the holder of more than 11.0% of the Issuer’s issued and outstanding share capital on an actual basis, subject to certain conditions, exceptions and suspension events described in the Cooperation Agreement.  Such standstill obligations will terminate automatically upon the earliest to occur of (a) the consummation of a Company Sale (as defined in the Cooperation Agreement) or (b) the mutual written consent of the Issuer and MIH.

Shareholder Representative.  MIH has the right to designate one individual to attend all meetings of the Issuer’s board of directors in a non-voting, observer capacity, subject to conditions described in the Cooperation Agreement, including that MIH and its affiliates beneficially own in the aggregate at least 3,747,253 Ordinary Shares (including Ordinary Shares represented by ADSs), subject to adjustments described in the Cooperation Agreement.  Such individual designated by MIH shall be provided with notice of all meetings of the Issuer’s board of directors and a copy of all materials provided to the members of that board.

Investment Restrictions.  MIH agreed to comply, and cause its affiliates to comply, with certain restrictions on participation in specified transactions with an agreed list of competitors, including any acquisition of securities or assets of such competitors or any transactions with similar effects, subject to conditions and exceptions described in the Cooperation Agreement.

Transfer Restrictions.  The Issuer has a right of first refusal with respect to transfers of Ordinary Shares by MIH to an agreed list of competitors, provided that if the aggregate value of the consideration to be payable by the transferee exceeds an amount separately acknowledged by the Shareholder and the Issuer, then the Issuer may exercise its right of first refusal at such amount, subject to further terms and conditions provided in the Cooperation Agreement.

Anti-Dilution Right.  At any time after MIH gives written notice to the Issuer that MIH and its affiliates beneficially own at least 10.7% of the Issuer’s issued and outstanding share capital on an actual basis, if the Issuer proposes to sell, offer or issue any new equity securities that would, giving effect on a pro forma basis to such transactions, reduce the aggregate percentage ownership of Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by MIH and its Affiliates to an amount less than 10.0% of the Issuer’s issued and outstanding share capital on an actual basis, MIH and its affiliates will have an anti-dilution right to maintain their equity holding in the Issuer at a minimum of 10.0% of the Issuer’s issued and outstanding share capital on an actual basis, subject to further terms, conditions and exceptions provided in the Cooperation Agreement.  The price per share payable by MIH and its affiliates in connection with the exercise of such anti-dilution right will be the volume-weighted average price of the primary listed and traded equity security of the Issuer for the 30 trading days immediately preceding the date of the relevant event.

Company Rights Agreement.  The Issuer agreed not to, and to cause the Rights Agent under the Issuer’s shareholder rights plan not to, supplement or amend in any way the definition of Exempt Person in the related Rights Agreement insofar as it relates to Naspers, MIH or their subsidiaries in any way that would change or would reasonably be expected to adversely affect their status as Exempt Persons, in any case without prior written consent of MIH B2C, unless and until the Cooperation Agreement is terminated by the Issuer pursuant to Section 4.2 thereunder.

Termination.  The Cooperation Agreement may be terminated immediately (i) by the Issuer, if MIH and its affiliates, in the aggregate, beneficially own less than 3,747,253 Ordinary Shares (including Ordinary Shares represented by ADSs), subject to adjustments described in the Cooperation Agreement, (ii) by the Issuer, if MIH or any of its affiliates fail to comply in any material respect with (A) with the investment and transfer restrictions in the Cooperation Agreement or (B) any other provision of the Cooperation Agreement, subject to a 20-day cure period, or (iii) by MIH, if the Issuer fails to comply in any material respect with the provisions of the Cooperation Agreement, subject to a 20-day cure period.  The Cooperation Agreement may also be terminated upon the mutual written consent of the Issuer and MIH.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit 99.3 hereto and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1
Share Purchase Agreement dated April 26, 2019, between MIH Internet Sea Private Limited, MIH B2c Holdings B.V. and Ctrip.com International, Ltd. (incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D (File No. 005-85619) filed by the Reporting Persons with the Securities and Exchange Commission on April 26, 2019).

Exhibit 99.2	Registration Rights Agreement
Exhibit 99.3	Cooperation Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2019

MIH Internet SEA Private Limited

By:	/s/ Roger Clark Rabalais
	Name:	Roger Clark Rabalais
	Title:	Director

Naspers Limited

By:	/s/ Pat Kolek
	Name:	Pat Kolek
	Title:	Group Chief Operating Officer

SCHEDULE A

ENTITIES

Entity	Name, state or other place of organization	Address of the principal business and principal office
MIH Internet SEA Private Limited	Singapore	#13-10 Parkview Square 600 North Bridge Road Singapore 188778
MIH B2C Holdings B.V.	The Netherlands	Taurusavenue 105 2132LS Hoofddorp The Netherlands
Myriad International Holdings N.V.	The Netherlands	Taurusavenue 105 2132LS Hoofddorp The Netherlands
MIH Holdings (Pty) Limited	South Africa	4th Floor 173 Oxford Road Rosebank South Africa 2196
Naspers Limited	South Africa	40 Heerengracht Cape Town South Africa 8001

SCHEDULE B

DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the Directors and Officers are set forth below.

MIH Internet SEA Private Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Marian Ho Wui Mee	Singapore	Director 80 Raffles Place #33-00 UOB Plaza 1 Singapore 048624
Roger Rabalais	USA	Director Taurusavenue 105 213LS Hoofddorp The Netherlands
Beke Annamaria	Hungary	Director Taurusavenue 105 213LS Hoofddorp The Netherlands

MIH B2C Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Beke Annamaria	Hungary	Director Taurusavenue 105 213LS Hoofddorp The Netherlands
Serge de Reus	Netherlands	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Roger Clark Rabalais	USA	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands
Niels Brouwer	Netherlands	Director Taurusavenue 105 2132LS Hoofddorp The Netherlands

Myriad International Holdings N.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Bob van Dijk	The Netherlands	Executive director and chief executive: Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director: Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Naspers Limited 40 Heerengracht Cape Town 8001
Donald Gordon Eriksson	South Africa	Non-executive director: Naspers Limited Unit 5, Fair Oaks 230 Willson Street Fairlands 2195
Francis Lehlohonolo Napo Letele	South Africa	Non-executive director: Naspers Limited 4th Floor 173 Oxford Road Rosebank 2196
Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Naspers Limited 12400 Wilshire Boulevard Suite 645 Los Angeles CA 90025
Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Naspers Limited Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600
Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Naspers Limited Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006
Benedict James van Der Ross	South Africa	Non-executive director: Naspers Limited Silvertree Estate 3 Eton Way Westlake Cape Town
Tshamano Mohau Frederik Phaswana	Dual: South Africa/Belgium	Non-executive director: Naspers Limited c/o Eilidh Green Standard Bank Executive Floor 5 Simmonds Street, Johannesburg 2001

Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Naspers Limited 25 Basinghall Street London, EC2V 5HA
Mark Remon Sorour	South Africa	Non-executive director: Naspers Limited 40 Heerengracht Cape Town 8001
Roberto Oliveira de Lima	Brazil	Non-executive director: Naspers Limited Rua Armando Petrella 431 Torre 7 UN. 10 CEP 05679 010 São Paulo SP Brazil
Emilie Choi	USA	Non-executive director: Naspers Limited 548 Market St #23008 San Francisco CA 94104
Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited 40 Heerengracht Cape Town 8001
Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited Flat 6, Bellmoor East Heath Road Hampstead, London NW3 1DY

MIH Holdings (Pty) Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Bob van Dijk	The Netherlands	Executive director and chief executive: Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director: Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Nicolaas Jacobus Marais	South Africa	Director 40 Heerengracht Cape Town 8001
Karen Monica Rosingana	South Africa	Director 4th Floor 173 Oxford Road Rosebank

Naspers Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Bob van Dijk	The Netherlands	Executive director and chief executive: Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director: Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Naspers Limited 40 Heerengracht Cape Town 8001
Donald Gordon Eriksson	South Africa	Non-executive director: Naspers Limited Unit 5, Fair Oaks 230 Willson Street Fairlands 2195
Francis Lehlohonolo Napo Letele	South Africa	Non-executive director: Naspers Limited 4th Floor 173 Oxford Road Rosebank 2196
Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Naspers Limited 12400 Wilshire Boulevard Suite 645 Los Angeles CA 90025
Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Naspers Limited Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600
Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Naspers Limited Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006
Benedict James van Der Ross	South Africa	Non-executive director: Naspers Limited Silvertree Estate 3 Eton Way Westlake Cape Town
Tshamano Mohau Frederik Phaswana	Dual: South Africa/Belgium	Non-executive director: Naspers Limited c/o Eilidh Green Standard Bank Executive Floor 5 Simmonds Street, Johannesburg 2001

Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Naspers Limited 25 Basinghall Street London, EC2V 5HA
Mark Remon Sorour	South Africa	Non-executive director: Naspers Limited 40 Heerengracht Cape Town 8001
Roberto Oliveira de Lima	Brazil	Non-executive director: Naspers Limited Rua Armando Petrella 431 Torre 7 UN. 10 CEP 05679 010 São Paulo SP Brazil
Emilie Choi	USA	Non-executive director: Naspers Limited 548 Market St #23008 San Francisco CA 94104
Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited 40 Heerengracht Cape Town 8001
Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited Flat 6, Bellmoor East Heath Road Hampstead, London NW3 1DY